UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

MERCURY ECOMMERCE ACQUISITION CORP.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

589381102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 589381102
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Arbitrage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,700,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.42%
12		TYPE OF REPORTING PERSON (see instructions) IA

2

CUSIP No. 589381102
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Allan Weine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,700,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.42%
12		TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 589381102
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CC ARB West, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 648,552
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 648,552
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,552
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.59%
12		TYPE OF REPORTING PERSON (see instructions) PN

4

CUSIP No. 589381102
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CC Arbitrage, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 249,048
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 249,048
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,048
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.38%
12		TYPE OF REPORTING PERSON (see instructions) OO

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CUSIP No. 589381102
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek SPAC Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 802,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 802,400
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,400
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.45%
12		TYPE OF REPORTING PERSON (see instructions) OO

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Item 1(a).	Name of Issuer:

MERCURY ECOMMERCE ACQUISITION CORP. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3737 Buffalo Speedway, Suite 1750 Houston, TX 77098

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by:

•     Castle Creek Arbitrage, LLC, a Delaware limited liability company, (“Castle Creek”)

•     Mr. Allan Weine, as the principal beneficial owner of Castle Creek Arbitrage, LLC, (“Mr. Weine”)

•     CC ARB West, LLC is a Delaware limited liability company

•     CC Arbitrage, Ltd. is a Cayman Island Company

•     Castle Creek SPAC Fund, LLC is a Delaware limited Liability Company

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Castle Creek Arbitrage, LLC serves as a registered investment adviser whose clients are CC Arb West, LLC, Castle Creek SPAC Fund, LLC, and CC Arbitrage, Ltd. Mr. Weine is the managing member of Castle Creek. By virtue of these relationships, each of Castle Creek and Mr. Weine may be deemed to beneficially own the Issuer’s Common Shares directly owned by CC ARB West, LLC, Castle Creek SPAC Fund, LLC, and CC Arbitrage, Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each reporting person is 190 South LaSalle Street, Suite 3050, Chicago, Illinois 60603.

Item 2(c).	Citizenship:

Castle Creek Arbitrage, LLC is a Delaware limited liability company.

Mr Weine is a US citizen.

CC ARB West, LLC is a Delaware limited liability company.

CC Arbitrage, Ltd. is a Cayman Island Company

Castle Creek SPAC Fund, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number: 589381102

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount Beneficially Owned:

CC ARB West, LLC owns 648,552 Shares of Common stock, consisting of 648,552 Shares of common stock directly held. Castle Creek SPAC Fund, LLC owns 802,400 Shares of common stock, consisting of 802,400 Shares of common stock directly held, and CC Arbitrage, Ltd. owns 249,048 Shares of common stock, consisting of 249,048 Shares of Common stock directly held. By virtue of their relationships with CC ARB West, LLC, Castle Creek SPAC Fund, LLC, and CC Arbitrage, Ltd. discussed in further detail in Item 2, each of Castle Creek and Mr. Weine may be deemed to beneficially own the Shares owned by CC ARB West, LLC, Castle Creek SPAC, LLC and CC Arbitrage, Ltd.

This Schedule 13G reports an aggregate of 1,700,000 Shares of common stock, consisting of 1,700,000 Shares of common stock directly held. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)

Percent of Class:

The following ownership percentages are based on 18,041,500 Class A common stock issued and outstanding as of November 18, 2021, as reported in the Issuer’s Form 10-Q dated November 18, 2021.

The 648,552 Shares owned by CC ARB West, LLC represent approximately 3.59% of the outstanding Shares. The 802,400 Shares owned by Castle Creek SPAC Fund, LLC, represent approximately 4.45% of the outstanding Shares. The 249,048 Shares owned by CC Arbitrage, Ltd. represent approximately 1.38% of outstanding Shares. By virtue of its relationship with CC ARB West, LLC, Castle Creek SPAC Fund, LLC and CC Arbitrage, Ltd. discussed in further detail in Item 2, Castle Creek may be deemed to beneficially own 1,700,000 Shares, representing approximately 9.42% of the outstanding Shares and Mr. Weine may be deemed to beneficially own 1,700,000 Shares representing approximately 9.42% of the outstanding Shares.

This schedule 13G reports an aggregate of 1,700,000 Shares, representing approximately 9.42% of the outstanding Shares.

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: []
(ii)

shared power to vote or to direct the vote:

CC ARB West, LLC, Castle Creek SPAC Fund, LLC, CC Arbitrage, Ltd., Castle Creek, and Mr. Weine share the power to vote or direct the vote of the 1,700,000 Shares owned by CC ARB West, LLC, Castle Creek SPAC Fund, LLC, and CC Arbitrage, Ltd.

		(iii)	sole power to dispose or to direct the disposition of: []
(iv)

shared power to dispose or to direct the disposition of:

CC ARB West, LLC, Castle Creek SPAC Fund, LLC , CC Arbitrage, Ltd., Castle Creek, and Mr. Weine share the power to dispose or direct the disposition of the 1,700,000 Shares owned by CC ARB West, LLC, Castle Creek SPAC Fund, LLC, and CC Arbitrage, Ltd.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2022	Castle Creek Arbitrage, LLC

		By:	Castle Creek Arbitrage, LLC
As Investment Manager

		By:	/s/ Mr. Allan Weine
			Name:	Mr. Allan Weine
			Title:	Managing Member of the Investment Manager

		By:	/s/ Chris Perz
			Name:	Chris Perz
			Title:	Chief Compliance Officer

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